Exhibit 99.1

AGM GROUP HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
Cash and cash equivalents	$3,731,251	$4,628,392
Accounts receivable, net	204,405	411,070
Accounts receivable - related party	159,226	172,237
Prepaid expenses and other current assets	753,965	398,536
Due from related parties	3,105,328	-
Assets of discontinued operations	81,896,131	15,932,083
Total current assets	89,850,306	21,542,318
Property and equipment, net	118,792	99,630
Intangible assets, net	2,887,144	3,104,128
Total assets	$92,856,242	$24,746,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$90,652	$12,963
Accrued expenses and other current liabilities	238,551	393,243
Unrecognized tax benefits	1,193,372	635,906
Income tax payable	-	5,306
Due to related parties	44,281	60,851
Notes payable - related parties	-	1,301,534
Liabilities of discontinued operations	82,552,976	14,218,356
Total current liabilities	84,119,832	16,628,159
Total liabilities	84,119,832	16,628,159

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (200,000,000 shares authorized with par value of $0.001, 21,316,055 and 20,010,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively)	21,316	20,010
Class B ordinary shares (200,000,000 shares authorized with par value of $0.001, 11,900,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017)	11,900	11,900
Additional paid-in capital	7,765,604	1,968,100
Retained earnings	977,436	6,099,419
Accumulated other comprehensive income (loss)	(39,846)	18,488
Total shareholders’ equity	8,736,410	8,117,917
Total liabilities and shareholders’ equity	$92,856,242	$24,746,076

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended June 30,
	2018	2017

Revenues
Service revenues	$3,220,554	$4,650,410
Service revenues - related party	932,401	1,146,357
Total revenues	4,152,955	5,796,767
Cost of revenues
Cost of revenues	1,429,175	1,280,884
Cost of revenues - related party	146,545	-
Total cost of revenues	1,575,720	1,280,884

Gross profit	2,577,235	4,515,883

Operating expenses:
Selling, general and administrative expenses	2,092,431	1,303,226
Research and development expenses	398,188	405,659
Total operating expenses	2,490,619	1,708,885

Income from operations	86,616	2,806,998

Other income (expenses)
Other expense	(2,737)	(3,245)
Other income	3,293	9,736
Total other income	556	6,491

Income from continuing operations before provision of income taxes	87,172	2,813,489
Provision for (benefit from) income taxes	504,537	(957,342)
Income (loss) from continuing operations	(417,365)	3,770,831

Loss from discontinued operations, net of tax	(4,704,618)	(825,989)

Net income (loss)	$(5,121,983)	$2,944,842

Comprehensive Income
Net income (loss)	$(5,121,983)	$2,944,842
Foreign currency translation adjustment	(58,334)	(52,123)
Total comprehensive income (loss)	$(5,180,317)	$2,892,719

Basic and diluted earnings (loss) per Class A ordinary share
Continuing operations	$(0.02)	$0.19
Discontinued operations	(0.23)	(0.04)
Net income (loss) per ordinary share	$(0.25)	$0.15

Weighted average Class A ordinary shares outstanding, basic and diluted	20,552,825	20,010,000

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net income (loss)	$(417,365)	$3,770,831
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	195,799	102,419
Allowance for doubtful accounts	3,300	35,000
Changes in operating assets and liabilities:
Accounts receivable	206,665	494,807
Accounts receivable - related party	9,711	50,387
Prepaid expenses and other current assets	31,392	(127,072)
Due from related parties	(3,228,486)	-
Accounts payable	-	76,298
Deposits payable	77,689	(159,371)
Advance from customers	-	(201,827)
Accrued expenses and other current liabilities	(127,842)	88,401
Unrecognized tax benefits	(885,794)	(295,061)
Income tax payable	(5,423)	-
Net cash provided by (used in) operating activities	(4,140,354)	3,834,812

Cash flows from investing activities
Purchase of property and equipment	(43,302)	(4,643)
Deposit for anticipated acquisition	(394,371)	-
Net cash used in investing activities	(437,673)	(4,643)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	5,798,810	1,170,000
Proceeds from related parties	471,210	1,335,463
Repayments to related parties	(1,847,536)	(1,296,830)
Net cash provided by financing activities	4,422,484	1,208,633

DISCONTINUED OPERATIONS
Operating cash flows	(3,959,093)	(607,983)
Financing cash flows	-	(127,195)
NET CASH USED IN DISCONTINUED OPERATIONS	(3,959,093)	(735,178)

Effect of exchange rate changes on cash and cash equivalents	149,188	(10,336)
Net change in cash and cash equivalents	(3,965,448)	4,293,288
Cash and cash equivalents, beginning of period	7,696,699	4,224,237
Cash and cash equivalents, end of period	$3,731,251	$8,517,525
Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$5,423	$-
Non-cash financing activities
Expenses paid by related parties	$28,523	$63,021

Financial Results for the Fiscal Six Months Ended June 30, 2018:

For the fiscal first half of 2018, revenue decreased by 28% to $4.15 million as compared to $5.80 million during the fiscal first half of 2017. The decrease in revenue is primarily attributable to a shift of focus in customers of Online Trading and Computer Support Service within the greater China region due to a change in the overall market environment.

Gross profit for the fiscal first half of 2018 decreased by 43% to $2.58 million as compared to $4.52 million during the fiscal first half of 2017. Gross profit margin decreased to 62% for the fiscal first half of 2018 as compared to 78% for the fiscal first half of 2017. The decrease of gross profit margin was primarily due to the decrease in revenue generated from Online Trading and Computer Support Service. Our cost level has been relatively consistent due to our shift of focus in customers.

Operating expenses increased by 46% to $2.49 million for the fiscal first half of 2018 as compared to $1.71 million for the fiscal first half of 2017. The increase was mainly due to an increase in selling, general and administrative expenses, mainly caused by the expansion in our talent pool in anticipation of further development of our platform and application. As a percentage of revenue, operating expenses were 60% in the fiscal first half of 2018, compared with 29% in the fiscal first half of 2017.

Income from operations decreased 97% to $0.09 million in the fiscal first half of 2018 as compared with $2.81 million in the fiscal first half of 2017. As a percentage of revenue, income from operations was 2% during the fiscal first half of 2018 as compared to 48% for the same period in 2017.

Net loss for the fiscal first half of 2018 totaled $5.12 million as compared to net income of $2.94 million in the fiscal first half of 2017. Loss per Class A ordinary share for the fiscal first half of 2018 was $0.25 based on 20,552,825 total weighted average shares outstanding for the fiscal first half of 2018.

Comprehensive income (loss) for the fiscal first half of 2018 decreased 279% to a loss of $5.18 million as compared with an income of $2.89 million in the fiscal first half of 2017. The decrease was mainly due to an increase in selling, general and administrative expenses and decrease in revenue.

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